Exhibit 2.1
Execution Version

PURCHASE AND SALE AGREEMENT
by and between
TARGA MIDSTREAM HOLDINGS LLC
and
TARGA LP INC.
and
TARGA PERMIAN GP LLC
(“Sellers”)
and
TARGA RESOURCES PARTNERS LP
(“Buyer”)
dated as of
March 31, 2010

i

Disclosure Schedules

Schedule 1.1(i)	-	Company Assets
Schedule 1.1(ii)	-	Excluded Assets
Schedule 1.1(iii)	-	Buyer Knowledge
Schedule 1.1(iv)	-	Sellers Knowledge
Schedule 1.1(v)	-	Permitted Liens
Schedule 2.2(b)	-	Sellers’ Proportionate Amount of Purchase Price
Schedule 2.4(a)(i)	-	Working Capital as of February 28, 2010
Schedule 2.4(a)(ii)	-	Working Capital — Arbitration Provisions
Schedule 2.6	-	Pending Contracts Adjustment
Schedule 3.3	-	Sellers Approvals
Schedule 3.5	-	Broker Fees
Schedule 3.6(e)	-	Voting Agreements
Schedule 4.3(a)(i)	-	Company Subsidiaries
Schedule 4.3(a)(ii)	-	Company Partnerships and Other Entities
Schedule 4.3(a)(iii)	-	Participation Interests in SE La Straddles
Schedule 4.4(b)	-	Indebtedness for Borrowed Monies
Schedule 4.5	-	Absence of Certain Changes
Schedule 4.6(a)	-	Material Contracts
Schedule 4.6(c)	-	Enforceability of Material Contracts; No Defaults
Schedule 4.6(d)	-	Purchase and Sale Agreements
Schedule 4.7(b)	-	Intellectual Property
Schedule 4.8	-	Litigation
Schedule 4.9	-	Taxes
Schedule 4.10	-	Environmental Matters
Schedule 4.12	-	Permits
Schedule 4.13	-	Insurance
Schedule 4.14	-	Labor Relations
Schedule 4.15(b)(i)	-	Material Real Estate
Schedule 4.15(b)(ii)	-	Real Estate — Options, Rights of First Refusal
Schedule 4.15(c)(i)	-	Title Exceptions
Schedule 4.15(c)(ii)	-	Material Real Estate Leases
Schedule 4.15(d)	-	Condition of Assets
Schedule 5.3	-	Buyer Approvals
Schedule 5.5	-	Brokers Fees
Schedule 6.1	-	Conduct of Business
Schedule 6.1(v)	-	Capital Expenditures
Schedule 6.5	-	Guarantees
Schedule 6.10	-	Business Hedges
Schedule 6.11(a)	-	Title Commitments and Title Policies

PURCHASE AND SALE AGREEMENT
     THIS PURCHASE AND SALE AGREEMENT, dated as of March 31, 2010 (this “Agreement”), is entered into by and between Targa Midstream Holdings LLC, a Delaware limited liability company (“TMH”), Targa LP Inc., a Delaware corporation (“Targa LP Inc.”) and Targa Permian GP LLC, a Delaware limited liability company (“Permian GP” and together with TMH and Targa LP Inc., the “Sellers”), and Targa Resources Partners LP, a limited partnership organized under the Laws of the State of Delaware (“Buyer”).
RECITALS
     WHEREAS, Targa LP Inc. owns or, at the Closing, will own (i) 100% of the limited partner interests in Targa Midstream Services Limited Partnership (“TMS”), a Delaware limited partnership, (ii) 100% of the limited liability company interests in Targa Gas Marketing LLC (“TGM”), a Delaware limited liability company which conducts certain natural gas marketing activities and owns or, at the Closing, will own all of the general partner interests in and serves as general partner of TMS and (iii) a limited partner interest representing a 50% interest in Targa Permian LP (“Permian”), a Delaware limited partnership;
     WHEREAS, Permian GP owns or, at the Closing, will own a general partner interest representing a 50% interest in Permian;
     WHEREAS, TMH owns or, at the Closing, will own (i) a limited partner interest representing a 50% interest in Targa Straddle LP (“Straddle”), a Delaware limited partnership and (ii) 100% of the limited liability company interests in Targa Straddle GP LLC (“Straddle GP”) which serves as the general partner of Straddle and owns a general partner interest representing a 50% interest in Straddle;
     WHEREAS, Sellers desire to transfer, assign and contribute to Buyer and Buyer desires to purchase from Sellers the above-referenced (i) limited liability company interests in TGM and Straddle GP LLC, (ii) general partner interest in Permian and (iii) limited partner interests in TMS, Permian and Straddle (such limited liability company interests, general partner interest and limited partner interests being collectively referred to as, the “Purchased Interests”);
     WHEREAS, TMS owns or, at the Closing, will own (i) a natural gas straddle business consisting of the business and operations involving the Barracuda, Lowry and Stingray plants including the Pelican, Seahawk and Cameron gas gathering pipeline systems, all of which are wholly-owned by TMS or its subsidiaries (collectively, “SW La Straddles”) and the business and operations represented by its participation and ownership interests in the Bluewater, Sea Robin, Calumet, N. Terrebonne, Toca and Yscloskey plants (collectively, “SE La Straddles”) and (ii) all of the limited liability company interests of Warren Petroleum Company, LLC, a Delaware limited liability company (“WPC”);
     WHEREAS, Permian, directly and through its subsidiary Targa Permian Intrastate LLC, a Delaware limited liability company (“Permian Intrastate”), owns or, at the Closing, will own certain natural gas gathering and processing systems, processing plants and related assets including the Sand Hills processing plant and gathering system, Monahans gathering system,

Puckett gathering system, a 40% ownership interest in the West Seminole gathering system and a compressor overhaul facility (collectively, the “Permian System”); and
     WHEREAS, at the Closing and in accordance with the terms of this Agreement, Sellers will assign and transfer to Buyer or its designee all of the Purchased Interests.
     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION
     Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise; provided that, for purposes of this Agreement, Warburg Pincus LLC, its affiliates and all private equity funds and portfolio companies owned or managed by Warburg Pincus LLC or its affiliates shall not be deemed to be affiliates of Sellers, the Companies or Buyer. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
     “Agreement” has the meaning provided such term in the preamble to this Agreement.
     “Audited Financial Statements” means the audited balance sheet with respect to the Purchased Business (with related statements of income, changes in capital and cash flows) as of and for the year ended December 31, 2009.
     “Balance Sheet Date” means December 31, 2009.
     “BI Proceeds” has the meaning provided such term in Section 6.12.
     “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of Texas or a federal holiday in the United States.
     “Business Hedges” has the meaning provided such term in Section 6.10.
     “Buyer” has the meaning provided such term in the preamble to this Agreement.
     “Buyer Approvals” has the meaning provided such term in Section 5.3.
     “Buyer Indemnified Parties” has the meaning provided such term in Section 9.2(a).

     “Claim Notice” has the meaning provided such term in Section 9.3(a).
     “Closing” has the meaning provided such term in Section 2.3(a).
     “Closing Date” has the meaning provided such term in Section 2.3(a).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Companies” means TMS, Permian, Permian Intrastate, Straddle, Straddle GP, TGM and WPC and “Company” means any one of the foregoing.
     “Company Assets” means all of the plants, facilities and tangible and intangible assets owned by the Companies used in the Purchased Business, including the assets listed on Schedule 1.1(i) hereto, but excluding the Excluded Assets.
     “Company Guarantees” means all guaranties, letters of credit, bonds, sureties, cash collateral accounts, and other credit support or assurances provided by Sellers or their Affiliates (other than the Companies) in support of any obligations of any of the Companies or the Purchased Business, including those obligations listed on Schedule 6.5.
     “Conflicts Committee” means the conflicts committee of the board of directors of Targa Resources GP LLC.
     “Contract” means any legally binding agreement, commitment, lease, license or contract.
     “Defense Actions” means the litigation actions and proceedings listed on subsection (a) of Schedule 4.8.
     “Disclosure Schedules” means the schedules attached hereto.
     “Dollars” and “$” mean the lawful currency of the United States.
     “Effective Time” has the meaning provided such term in Section 2.3(a).
     “Effective Time Working Capital” has the meaning provided such term in Section 2.4.
     “Environmental Law” means any applicable Law relating to the environment, natural resources, or the protection thereof, including any applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., and any applicable Law relating to health, safety, the environment, natural resources or the protection thereof, and all analogous state or local statutes, and the regulations promulgated pursuant thereto.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Excluded Assets” means the assets which are identified on Schedule 1.1(ii) which will be retained by Sellers or its Affiliates and not included in the Company Assets.
     “Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1, 3.2, 3.6, 4.1 and 4.3.
     “GAAP” means generally accepted accounting principles of the United States, consistently applied.
     “Governmental Authority” means any federal, state, municipal, local or similar governmental authority, regulatory or administrative agency, court or arbitral body.
     “Hazardous Substance(s)” means and includes, each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law and any petroleum or petroleum products that have been Released into the environment.
     “Hedge Transfer Breakup Costs” has the meaning provided such term in Section 6.10.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indebtedness for Borrowed Money” means with respect to any Person, at any date, without duplication, (a) all obligations of such Person for borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property, except trade payables incurred in the ordinary course of business, (d) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all capitalized lease obligations, (f) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP, and (g) all indebtedness of any other Person of the type referred to in clauses (a) to (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such indebtedness has been assumed by such Person.
     “Indemnified Party” has the meaning provided such term in Section 9.3(a).
     “Indemnified Tax Claim” has the meaning provided such term in Section 7.3(b).
     “Indemnifying Party” has the meaning provided such term in Section 9.3(a).
     “Intellectual Property” means intellectual property rights (including rights under statutory or common law) worldwide, including (a) trademarks, service marks, trade dress, slogans, logos and all goodwill associated therewith, and any applications or registrations for any of the foregoing; (b) copyrights and any applications or registrations for any of the foregoing; and (c) patents, all confidential know-how, trade secrets and similar proprietary rights in confidential inventions, discoveries, improvements, processes, techniques, devices, methods, patterns, formulae, and specifications.
     “Knowledge” as to Buyer means the actual knowledge of those Persons listed in Schedule 1.1(iii) after due inquiry of the Persons listed as sources for inquiry on said Schedule 1.1(iii) and as to Sellers means the actual knowledge of those Persons listed in Schedule 1.1(iv) after due inquiry of the Persons listed as sources for inquiry on said Schedule 1.1(iv).
     “Law” means any applicable law, rule, regulation, ordinance, order, judgment or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.
     “Lien” means, with respect to any property or asset, any mortgage, pledge, charge, security interest or other encumbrance of any kind in respect of such property or asset.
     “Loss” or “Losses” means all actual liabilities, losses, damages, fines, penalties, judgments, settlements, awards, costs and expenses (including reasonable fees and expenses of counsel); provided, however, that Losses shall not include any special, punitive, exemplary, incidental, consequential or indirect damages; provided, further, however, that the preceding proviso shall not apply to the extent a Party is required to pay such damages to a third party in connection with a matter for which such Party is entitled to indemnification under Article IX.
     “Material Adverse Effect” means, with respect to any Person, any circumstance, change or effect that (a) is materially adverse, or is reasonably expected to be materially adverse, to the business, operations or financial condition of such Person (and in the case of any Company, of the Companies and the Purchased Business taken as a whole), or (b) that materially impedes the ability of such Person to complete the transactions contemplated herein, but shall exclude any circumstance, change or effect resulting or arising from:
     (i) any change in general economic conditions in the industries or markets in which any of the Companies operate;
     (ii) seasonal reductions in revenues and/or earnings of the Companies in the ordinary course of their respective businesses;
     (iii) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;
     (iv) changes in Law or GAAP; and
     (v) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby.
     Notwithstanding the foregoing, clauses (i), (iii) and (iv) shall not apply in the event of a disproportionate effect on the Companies as compared to other entities in the markets in which the Companies operate.

     “Material Contracts” has the meaning provided such term in Section 4.6(a).
     “Material Real Estate Leases” has the meaning provided such term in Section 4.15(c).
     “Non-Affiliate Contracts” means Contracts other than Contracts with Sellers or any Affiliate of Sellers other than a Company.
     “Omnibus Agreement” means that certain Second Amended and Restated Omnibus Agreement between Targa Resources, Inc., Targa Resources LLC, Targa Resources GP LLC and Buyer dated September 24, 2009.
     “Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, partnership agreement, operating agreement or similar formation or governing documents and instruments.
     “Parties” means Sellers and Buyer.
     “Pending Contracts” means (i) the proposed Gas Processing Agreement between Exxon/Mobil and TMS for approximately 80-100 MMcfd at the Lowry Gas Processing Plant, with a ten year initial term and (ii) the proposed Gas Processing Agreement between Apache Southwest Exploration and Production LP, Texas and New Mexico Exploration LLC and Permian for approximately 12 MMcfd at the Sand Hills Gas Processing Plant, with a five year initial term.
     “Pending Contracts Adjustment Date” has the meaning provided such term in Section 2.6.
     “Permian” has the meaning provided such term in the recitals to this Agreement.
     “Permian GP” has the meaning provided such term in the recitals to this Agreement.
     “Permian Intrastate” has the meaning provided such term in the recitals to this Agreement.
     “Permian System” has the meaning provided such term in the recitals to this Agreement.
     “Permits” means authorizations, licenses, permits or certificates issued by Governmental Authorities, including those issued under any Environmental Law; provided, right-of-way agreements and similar rights and approvals are not included in the definition of Permits.
     “Permitted Liens” means (a) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings, (b) statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar Liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (c) the rights of lessors and lessees under leases, and the rights of third parties under any agreement, in each case executed in the ordinary course of business, (d) the rights of licensors and licensees under licenses executed in the ordinary course of business, (e) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, of a nature that do not materially and adversely affect the assets or properties subject thereto, (f) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for this transaction or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights, (g) restrictions on transfer with respect to which consents or waivers are obtained for this transaction, (h) Liens granted in the ordinary course of business which do not secure the payment of Indebtedness for Borrowed Money and which do not materially and adversely affect the ability of the Companies to conduct their business as currently conducted, (i) Liens which are of a nature that would be reasonably acceptable to a prudent owner or operator of assets and facilities of a type similar to the Company Assets, (j) Liens reflected on the title commitments and title policies listed in and other liens described on Schedule 1.1(v) and (k) Liens created by Buyer or its successors and assigns.
     “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
     “Pre-Closing Environmental Liabilities” means any Losses arising out of any Pre-Closing Environmental Matter.
     “Pre-Closing Environmental Matters” means (i) any violation of Environmental Law by the Companies or the Purchased Business prior to the Closing or arising in connection with the ownership or operation of the assets of the Companies prior to the Closing, (ii) any Release of Hazardous Substances onto or from properties or assets owned by the Companies and included in the Purchased Business prior to the Closing or relating to or arising from any activities conducted on such properties or from operation of such assets prior to the Closing and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above, in each case to the extent that Buyer becomes aware of such matter and provides written notice (in accordance with notice procedures contained in Section 11.1 of this Agreement) to Sellers on or prior to the second anniversary of the Closing describing such environmental matter and stating that such matter is one for which Sellers have indemnification obligations hereunder.
     “Pre-Closing Tax” has the meaning provided in Section 7.1(c).
     “Pre-Closing Taxable Period” means any taxable period ending on or before the Effective Time and that portion of any taxable period beginning before and ending after the Effective Time that ends on the Effective Time.
     “Purchase Price” has the meaning provided such term in Section 2.2(a).
     “Purchased Business” means the businesses conducted by the Permian System, the SW La Straddles, the SE La Straddles and TGM.
     “Purchased Companies” means TMS, Permian, Straddle, Straddle GP and TGM.
     “Purchased Interests” has the meaning provided such term in the recitals of this Agreement.

     “Reasonable Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.
     “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “Representatives” means, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers and consultants.
     “SE La Straddles” has the meaning provided such term in the recitals to this Agreement.
     “Seller” and “Sellers” have the meaning provided such term in the preamble to this Agreement.
     “Sellers Approvals” has the meaning provided such term in Section 3.3.
     “Sellers Indemnified Parties” has the meaning provided such term in Section 9.2(b).
     “Straddle” has the meaning provided such term in the preamble to this Agreement.
     “Straddle GP” has the meaning provided such term in the preamble to this Agreement.
     “Subsidiary” means, with respect to any Person, (a) any corporation 50% or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly through Subsidiaries, and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries has a 50% or greater equity interest at the time. For purposes of this Agreement, none of the participation or ownership rights of the Companies in the SE La Straddles shall be deemed to constitute a partnership, association or joint venture.
     “SW La Straddles” has the meaning provided such term in the recitals to this Agreement.
     “Targa LP Inc.” has the meaning provided such term in the recitals to this Agreement.
     “Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.
     “Tax Benefit” means, with respect to a Loss, an amount by which the Tax liability of a Person (or group of corporations filing a Tax Return that includes the Person), with respect to a taxable period, is reduced as a result of such Loss or the amount of any Tax refund or Tax credit that is generated (including, by deduction, loss, credit or otherwise) as a result of such Loss, and any related interest received from any relevant Tax Authority; provided, in each case, only the reasonable present value of any Tax Benefit shall be considered with respect to a Loss.

     “Tax Indemnified Party” has the meaning provided such term in Section 7.3(b).
     “Tax Indemnifying Party” has the meaning provided such term in Section 7.3(b).
     “Tax Proceeding” has the meaning provided such term in Section 7.1(e).
     “Tax Returns” means any report, return, election, document, estimated tax filing, declaration or other filing provided to any Tax Authority including any amendments thereto.
     “Taxes” or “Tax” means (a) all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest, (b) any liability of any Company for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability of such Company for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability of any Company for the payment of any amounts as a result of being a party to any Tax-Sharing Agreement or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person.
     “Tax-Sharing Agreements” means all existing agreements or arrangements (whether or not written) that are binding on any Company and regarding the sharing, allocation, or payment of Taxes or amounts in lieu of Taxes.
     “TGM” has the meaning provided such term in the recitals to this Agreement.
     “Third-Party Claim” has the meaning provided such term in Section 9.3(a).
     “Title Commitments” has the meaning provided such term in Section 6.11(a).
     “Title Company” means Stewart Title Guaranty Company.
     “Title Policies” has the meaning provided such term in Section 6.11(b).
     “TMH” has the meaning provided such term in the recitals to this Agreement.
     “TMS” has the meaning provided such term in the recitals to this Agreement.
     “United States” means United States of America.

     “Versado Operatorship” means the service by TMS as operator of the Eunice, Monument and Saunders natural gas processing plants in southeastern New Mexico pursuant to that certain Operating Agreement between Versado Gas Processors LLC and TMS dated July 1, 1998, as amended from time to time.
     “Working Capital” means the working capital of the Purchased Business as calculated using the methodologies and procedures set forth in Schedule 2.4.
     “Working Capital Deficiency Notice” has the meaning provided such term in Section 2.4.
     “WPC” has the meaning provided such term in the recitals to this Agreement.
     Section 1.2 Rules of Construction.
          (a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
          (b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.
          (c) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.
          (d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
          (e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.
          (f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
          (g) Any event hereunder requiring the payment of cash or cash equivalents on a day that is not a Business Day shall be deferred until the next Business Day.

ARTICLE II
PURCHASE AND SALE; CLOSING
     Section 2.1 Purchase and Sale of Purchased Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Sellers shall sell, assign, transfer and convey to Buyer (or a designated Subsidiary of Buyer), and Buyer (or a designated Subsidiary of Buyer) shall purchase and acquire from Sellers, the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
     Section 2.2 Purchase Price.
          (a) The total purchase price consideration payable by Buyer to Sellers for the Purchased Interests (the “Purchase Price”) shall be $420,000,000 payable (i) by a cash payment of $87 million at the Closing and (ii) the assumption and payment by Buyer at the Closing of $333 million of indebtedness owed by the Purchased Companies to Sellers or their Affiliates.
          (b) The Purchase Price shall be deemed to be paid and allocated among Sellers as specified in Schedule 2.2(b).
     Section 2.3 The Closing.
          (a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins L.L.P., 2500 First City Tower, 1001 Fannin Street, Houston, Texas 77002, commencing at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties shall take at the Closing itself) or such other date as Buyer and Sellers may mutually determine (the “Closing Date”); provided, the Closing shall be deemed to have been consummated at 12:01 a.m. Houston, Texas time on the first day of the month in which the Closing occurs (the “Effective Time”).
          (b) At the Closing, Sellers will deliver the following documents and deliverables to Buyer:
               (i) an assignment or assignments effecting the transfer to Buyer (or designated Subsidiary of Buyer) of ownership of all of the Purchased Interests together with certificates, if any, representing the Purchased Interests and such other documentation as is required to admit Buyer (or a designated Subsidiary of Buyer) as a partner or member of the Companies, as applicable;
               (ii) a certification in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2) to the effect that each Seller is not a foreign person;
               (iii) resolutions of the applicable managers, directors and equityholders of Sellers required for approval of the transactions contemplated hereby;
               (iv) certificates of good standing and existence as of a recent date with respect to each of the Companies;

               (v) certificates required by Article VIII; and
               (vi) such other certificates, instruments of conveyance, and documents as may be reasonably requested by Buyer and agreed to by Sellers prior to the Closing Date to carry out the intent and purposes of this Agreement.
          (c) At the Closing, Buyer will deliver the following documents and deliverables to Sellers (or Sellers’ designees or the general partner of the Buyer, as applicable):
               (i) resolutions of the Board of Directors of the general partner of Buyer as required for approval of the transactions contemplated hereby;
               (ii) certificates required by Article VIII; and
               (iii) such other certificates, instruments, and documents as may be reasonably requested by Sellers and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.
     Section 2.4 Sufficient Working Capital.
          (a) Schedule 2.4(a)(i) sets forth the estimated Working Capital of the Companies as of February 28, 2010. Sellers have represented to Buyer that the Working Capital of the Companies as of February 28, 2010 is and that the Working Capital of the Companies as of the Effective Time (“Effective Time Working Capital”) will be a reasonably sufficient level of Working Capital to support the operations of the Purchased Business in a manner consistent with the historical operations of the Purchased Business and assuming normal operating conditions. If within ninety (90) days following the Closing Date, Buyer reasonably determines that the Effective Time Working Capital was not at a reasonably sufficient level at the Effective Time, then Buyer may notify Sellers in writing (within such 90 day period) of any deficiency (“Working Capital Deficiency Notice”) which notice shall specify in detail the areas in which the Effective Time Working Capital was not sufficient. Following their receipt of a timely Working Capital Deficiency Notice, Sellers shall cooperate with Buyer to determine whether the Effective Time Working Capital was or was not sufficient at the Effective Time and if Sellers and Buyer cannot come to a mutual agreement regarding the sufficiency of Effective Time Working Capital or any required payments by Sellers to Buyer to cure any claimed insufficiency, then either Sellers or Buyer may submit the issue of whether or not the Effective Time Working Capital was sufficient at the Effective Time to arbitration pursuant to the arbitration provisions set forth on Schedule 2.4(a)(ii) attached hereto.
          (b) For purposes of this Section 2.4, Effective Time Working Capital shall be deemed to be sufficient if the level of such working capital was consistent with historical levels of working capital maintained by the Companies with respect to their operations taking into consideration the known industry conditions and existing commercial arrangements of the Companies as of the Effective Time. In no event will Effective Time Working Capital be considered to not be sufficient due to a shortfall in Working Capital resulting from changes occurring after the Effective Time in industry, market or other conditions which are not normal and customary for the operations of the Companies including: (i) changes in commodities prices or in general economic conditions in the industries or markets in which any of the Companies operate, (ii) seasonal reductions in revenues and/or earnings of the Companies in the ordinary course of business, (iii) national, international or regional political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of the national emergency or war or the occurrence of any military or terrorist attack, (iv) changes in Law or GAAP, (v) natural disasters or unanticipated weather patterns, such as hurricanes along the Texas/Louisiana Gulf Coast and (vi) loss or damage to equipment, plants, pipelines or facilities used by the Companies which loss or damage could not be reasonably expected by the Companies. The Parties acknowledge that this Section 2.4 shall not affect Seller’s representations or warranties contained herein or the conditions to the Closing set forth herein.
     Section 2.5 Post-Closing True-Up. Since the transactions contemplated herein are deemed to be effective as of the Effective Time, there may be (i) certain payments made by Sellers with respect to the Purchased Business and certain amounts received by Sellers with respect to the Purchased Business which should have been made or received by Buyer and (ii) certain payments made by Buyer with respect to the Purchased Business and certain amounts received by Buyer with respect to the Purchased Business or Sellers’ businesses which should have been made or received by Sellers. Accordingly, Buyer and Sellers shall, following the Closing Date, true-up such payments and receipts in accordance with the normal and customary settlement procedures of the Sellers with the applicable Party (Sellers or Buyer) making net adjustment payments as necessary to effect the true-up and give effect to the transfer of the Purchased Business at the Effective Time.
     Section 2.6 Pending Contracts. Sellers and Buyer anticipate that the Pending Contracts will be entered into between a Company and the applicable third party counterparty between the date hereof and the Closing or within a short period of time following the Closing. In the event that the Pending Contracts have not been entered into on or before the 120th day following the Closing (the “Pending Contracts Adjustment Date”), then Sellers will make a contract value adjustment payment to Buyer (which will constitute an adjustment to the Purchase Price) which shall be calculated based on the incremental forecasted economic impact of loss of such contract in accordance with the methodologies and procedures set forth in Schedule 2.6 hereto. In the event that a Pending Contract has not been entered into as of the Pending Contracts Adjustment Date and a contract value adjustment payment has been made by Sellers to Buyer with respect to such Pending Contract but such Pending Contract is entered into subsequent to the Pending Contracts Adjustment Date but prior to the first anniversary of the Closing, then a true up payment shall be made by Buyer to Sellers using the same methodology as set forth in Section 2.6 in order to reverse all or part of the initial contract value adjustment payment in light of the incremental economics attributable to the Pending Contract at the time of its execution by the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS
     Except as disclosed in the Disclosure Schedules, each Seller hereby severally represents and warrants to Buyer as follows:
     Section 3.1 Organization of Sellers. Each Seller is a limited liability company or corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company or corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
     Section 3.2 Authorization; Enforceability. Each Seller has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite limited liability company or corporate action on the part of Sellers. This Agreement has been duly and validly executed and delivered by Sellers, and this Agreement constitutes a valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     Section 3.3 No Conflict. The execution and delivery of this Agreement by Sellers and the consummation of the transactions contemplated hereby by Sellers (assuming all required filings, consents, approvals, authorizations and notices set forth in Schedule 3.3 (collectively, the “Sellers Approvals”) have been made, given or obtained) do not and shall not:
          (a) violate any Law applicable to Sellers or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
          (b) violate any Organizational Document of Sellers; or
          (c) (i) breach any Contract to which any Seller is a party or by which any Seller may be bound, (ii) result in the termination of any such Contract, (iii) result in the creation of any Lien upon any of the Purchased Interests or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien upon any of the Purchased Interests.
     Section 3.4 Litigation. There are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Sellers, threatened against Sellers that would adversely affect the ability of Sellers to perform their obligations under this Agreement, and there are no orders or unsatisfied judgments from any Governmental Authority binding upon Sellers that would adversely affect the ability of Sellers to perform their obligations under this Agreement.
     Section 3.5 Brokers’ Fees. Except as reflected on Schedule 3.5, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Sellers or any of their Affiliates.
     Section 3.6 Ownership of Purchased Interests.
          (a) At the Closing, Targa LP Inc. will be the sole member of TGM and have good and valid title to, hold of record and own beneficially all of the limited liability company interests of TGM included in the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
          (b) At the Closing, Targa LP Inc. will be the sole limited partner of TMS and have good and valid title to, hold of record and own beneficially a limited partner interest representing a 96.6126% ownership interest in TMS which constitutes all of the limited partner interests of TMS, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws. At the Closing, TGM will be the sole general partner of TMS and have good and valid title to, hold of record and own beneficially a general partner interest representing a 3.3874% ownership interest in TMS which constitutes all of the general partner interests of TMS, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
          (c) At the Closing, Targa LP Inc. will be the sole limited partner of Permian and have good and valid title to, hold of record and own beneficially a limited partner interest representing a 50% ownership interest in Permian which constitutes all of the limited partner interests of Permian, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws. At the Closing, Permian GP will be the sole general partner of Permian and have good and valid title to, hold of record and own beneficially a general partner interest representing a 50% ownership interest in Permian which constitutes all of the general partner interests of Permian, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
          (d) At the Closing, TMH will be the sole limited partner of Straddle and have good and valid title to, hold of record and own beneficially a limited partner interest representing a 50% ownership interest in Straddle which constitutes all of the limited partner interests of Straddle, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws. At the Closing TMH will be the sole member of Straddle GP and have good and valid title to, hold of record and own beneficially all of the limited liability company interests in Straddle GP, free and clear of any Liens other than transfer restrictions imposed therein by applicable securities Laws. At the Closing, Straddle GP will be the sole general partner of Straddle and have good and valid title to, hold of record and own beneficially a general partner interest representing a 50% ownership interest in Straddle which constitutes all of the general partner interests of Straddle, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
          (e) With respect to each Company, there are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities, any other commitments or agreements providing for the issuance of additional equity interests or the repurchase or redemption of equity interests, and there are no agreements of any kind which may obligate any of the Companies to issue, purchase, redeem or otherwise acquire any of their respective equity interests. Except as set forth in Schedule 3.6(e), there are no voting agreements, proxies or other similar agreements or understandings with respect to the equity interests of any Company.
          (f) All of the Purchased Interests are duly authorized, validly issued and outstanding and fully paid, and were issued free of preemptive rights in compliance with applicable Laws. Upon consummation of the transactions contemplated hereby, Buyer (or one of its designated Subsidiaries) (i) will be the sole member of TGM, (ii) will be the sole limited partner of TMS, (iii) will be the sole limited partner of Permian, (iv) will be the sole general partner of Permian, (v) will be the sole member of Straddle GP, (vi) will be the sole limited partner of Straddle and (vii) will acquire good and valid title to all of the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES
     Except as disclosed in the Disclosure Schedules, Sellers hereby severally represent and warrant to Buyer as follows:
     Section 4.1 Organization of the Companies. Each of the Companies is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite limited liability company or partnership power and authority to own or lease its assets and to conduct its business as it is now being conducted. Each of the Companies is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on any of the Companies. Sellers have made available to Buyer true copies of all existing Organizational Documents of each of the Companies.
     Section 4.2 No Conflict. The execution and delivery of this Agreement by Sellers and the consummation of the transactions contemplated hereby by Sellers (assuming all of Sellers Approvals have been made, given or obtained) do not and shall not:
          (a) violate, in any material respect, any Law applicable to the Companies or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
          (b) violate any Organizational Document of the Companies; or
          (c) (i) breach any Material Contract, (ii) result in the termination of any such Material Contract, (iii) result in the creation of any Lien under any Material Contract, or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien.

     Section 4.3 Subsidiaries; Investments.
          (a) Except for ownership in another Company or as reflected on Schedules 4.3(a)(i) and 4.3(a)(ii), none of the Companies will, at the Closing, own any equity interests in any Person. Schedule 4.3(a)(i) sets forth a complete list of all of the Subsidiaries of the Companies as of the Closing, the jurisdiction of incorporation or formation of each such Subsidiary and the number of issued and outstanding ownership interests of each such Subsidiary and the record holders thereof. Except as set forth on Schedule 4.3(a)(i), all of the outstanding ownership interests of the Subsidiaries of the Companies will, as of the Closing, be owned beneficially and of record by a Company or a Subsidiary of a Company, free and clear of all Liens other than transfer restrictions imposed therein by applicable securities Laws. Schedule 4.3(a)(ii) sets forth a complete list of all partnerships, joint ventures (provided the participation interests in the SE La Straddles are not considered to be joint ventures) or other entities (other than Subsidiaries) in which a Company or any Subsidiary of a Company will have at the Closing, an interest, including a description of the type of such entity, the ownership interest of the Companies and their Subsidiaries therein and, to Seller’s Knowledge, the names and ownership interests of the other holders thereof. Schedule 4.3(a)(iii) sets forth a description of the Purchased Companies’ participation interests in the SE La Straddles.
          (b) All of the equity interests of each Subsidiary of a Company are duly authorized, validly issued and outstanding and fully paid, and were issued free of preemptive rights in compliance with applicable Laws.
          (c) Sellers have made available to Buyer true copies of all existing Organizational Documents of the Subsidiaries of the Companies.
     Section 4.4 Financial Statements; Records; Undisclosed Liabilities.
          (a) The Audited Financial Statements, once delivered, will have been prepared in accordance with GAAP (except as otherwise stated in the footnotes or the audit opinion related thereto) and will present fairly in accordance with GAAP, in all material respects, the financial position and the results of operations of the Purchased Business as of, and for the periods ended on, such dates.
          (b) All liabilities of the Companies that are required by GAAP to be reflected or reserved against in the December 31, 2009 balance sheet included in the Audited Financial Statements will be reflected or reserved against in the December 31, 2009 balance sheet included in the Financial Statements. Except as set forth on Schedule 4.4(b), as of the Closing the Companies shall have no Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money incurred by Buyer.
     Section 4.5 Absence of Certain Changes. Except as disclosed on Schedule 4.5, since the Balance Sheet Date, (a) there has not been any Material Adverse Effect on the Companies, (b) the business of each of the Companies has been conducted, in all material respects, only in the ordinary course consistent with past practices, and (c) there has been no damage, destruction or loss to the assets or properties of the Companies which could reasonably be expected to have a material and adverse impact on the business of the Companies.

     Section 4.6 Contracts.
          (a) Schedule 4.6(a) contains a true and complete listing of the following Contracts to which any of the Companies is a party, or will become a party to prior to or concurrently with the Closing (such Contracts that are required to be listed on Schedule 4.6(a) being “Material Contracts”):
               (i) except for any intercompany indebtedness that will be cancelled or distributed prior to the Closing, each Contract for Indebtedness for Borrowed Money;
               (ii) natural gas gathering, purchasing and processing Non-Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas volumes gathered or purchased and then processed by each of (A) the Permian System for the twelve months ended December 31, 2009 and (B) the SW La Straddles and SE La Straddles for the twelve months ended December 31, 2009;
               (iii) natural gas purchasing Non-Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas volumes purchased by TGM for the twelve months ended December 31, 2009;
               (iv) natural gas sales Non-Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas volumes sold by (A) the Permian System for the twelve months ended December 31, 2009, (B) TGM for the twelve months ended December 31, 2009 and (C) the SW La Straddles and SE La Straddles for the twelve months ended December 31, 2009;
               (v) fractionation and exchange Non-Affiliate Contracts to which TMS is bound as of the Effective Time by virtue of its ownership and participation interest in the SW La Straddles and SE La Straddles;
               (vi) each Contract involving a remaining commitment obligating a Company to make capital expenditures in excess of $1,000,000 following the Closing;
               (vii) each Contract for lease of personal property involving payments in excess of $1,000,000 for the twelve months ended December 31, 2009;
               (viii) except for Contracts of the nature described in clauses (i) through (vii) above, each Contract involving aggregate payments in excess of $1,000,000 for the twelve months ended December 31, 2009, or any successor contract between Sellers or any Affiliate of Sellers (other than any of the Companies) on the one hand, and any of the Companies, on the other hand, which will survive the Closing and which cannot be cancelled by a Company upon 30 days or less notice without payment penalty;
               (ix) each Contract that provides for a limit on the ability of a Company to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

               (x) any partnership or joint venture agreement (other than the Organizational Documents of the Companies and provided that agreements pursuant to which the Purchased Companies have participation interests in the SE La Straddles shall not be considered to be partnership or joint venture agreements);
               (xi) any Contract under which any third party has rights to own or use any material asset of a Company, including any Intellectual Property right of a Company, other than pursuant to Contracts or commercial arrangements entered into by the Companies with such third parties in the ordinary course of business;
               (xii) the Material Real Estate Leases; and
               (xiii) any agreement relating to the acquisition or disposition following the Closing of any business (whether by merger, sale of stock, sale of assets or otherwise) or granting to any Person a right of first refusal, first offer or right to purchase any of the assets of a Company which right survives the Closing other than Permitted Liens.
          (b) True and complete copies of all Material Contracts have been made available to Buyer.
          (c) Except as set forth in Schedule 4.6(c), each Material Contract (other than such Material Contracts with respect to which all performance and payment obligations have been fully performed or otherwise discharged by all parties thereto prior to the Closing) (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the Company that is party thereto and, to the Knowledge of Sellers, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. Except as set forth in Schedule 4.6(c), none of the Companies and, to the Knowledge of Sellers, no other party is in material breach of any Material Contract, and neither Sellers nor any of the Companies has received any notice of termination or breach of any Material Contract.
          (d) Schedule 4.6(d) lists all of the purchase and sale agreements pursuant to which the Companies have acquired or disposed of any assets or entities since November 1, 2005 other than purchases and dispositions of assets in the ordinary course of business none of which could be reasonably expected to have any significant and adverse impact on the Purchased Business. True and correct copies of the documents listed on Schedule 4.6(d) have been made available to Buyer.
     Section 4.7 Intellectual Property.
          (a) The Companies own or have the right to use, pursuant to license, sublicense, agreement or otherwise, all items of Intellectual Property required in the operation of the Purchased Business as presently conducted. No third party has asserted against any of the Companies any written claim that such Company is infringing the Intellectual Property of such third party, and, to the Knowledge of Sellers, no third party is infringing the Intellectual Property owned by any of the Companies.
          (b) All of the Company’s Intellectual Property which is required to conduct the Purchased Business (as currently being conducted) is listed on Schedule 4.7(b). No

Intellectual Property listed or required to be listed in such schedule is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by a Company.
     Section 4.8 Litigation. Except as set forth in Schedule 4.8, (a) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Sellers, threatened by any Person against any of the Companies or with respect to any Company Asset other than lawsuits or actions which could not reasonably be expected to have a material and adverse impact on the Companies and (b) no Company is subject to any injunction, order or unsatisfied judgment from any Governmental Authority.
     Section 4.9 Taxes. Except as set forth on Schedule 4.9, with respect to each Company (a) all Tax Returns required to be filed have been duly and timely filed with the appropriate Tax Authority, and were, when filed, true, correct and complete in all material respects, (b) all Taxes due and owing (whether or not shown as due on any Tax Returns) have been timely paid in full, (c) there are no Liens on any of the assets of such Company that arose in connection with any failure (or alleged failure) to pay any Tax, (d) there is no claim, action, or proceeding pending by any applicable Tax Authority in connection with any Tax, (e) no Tax Returns are now under audit or examination by any Tax Authority, (f) there are no agreements or waivers providing for an extension of time with respect to the filing of any Tax Returns or the assessment or collection of any such Tax, (g) no written claim has been made by any Tax Authority in a jurisdiction where such Company does not file a Tax Return that it is or may be subject to taxation in that jurisdiction, (h) such Company is not a party to any Tax-Sharing Agreement, and is not otherwise liable for the Taxes of any other Person (including as a transferee or successor), (i) no power of attorney that is currently in force has been granted with respect to any matter relating Taxes that could affect such Company, (j) prior to the Effective Time and through the actual time of the Closing, each Company is a disregarded entity or partnership for federal and state income tax purposes, particularly under Treasury Regulation Section 301.7701-3(b)(1) and (k) such Company has not, during any period for which the statute of limitations for any relevant Tax has not expired, participated in any listed transaction required to be disclosed under Treasury Regulation Section 1.6011-4.
     Section 4.10 Environmental Matters. To the Knowledge of Sellers, except as set forth on Schedule 4.10:
          (a) the operations of the Companies are in compliance in all material respects with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under all applicable Environmental Laws;
          (b) none of the Companies is the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty; and
          (c) none of the Companies is subject to any action pending or threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law.

     Except for Section 4.12, Buyer acknowledges that this Section 4.10 shall be deemed to be the only representation and warranty in the Agreement with respect to environmental matters.
     Section 4.11 Legal Compliance. Except with respect to (a) matters set forth in Schedule 4.8, (b) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 4.9), (c) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.10), and (d) compliance with Permits (as to which representations and warranties are made pursuant to Section 4.12), the Companies are in compliance in all material respects with all applicable Laws and, to the Knowledge of Sellers, the Companies have not received written notice of any violation of any Law, relating to the operation of the business or to any of their assets or operations which could reasonably be expected to materially and adversely impact the Companies.
     Section 4.12 Permits. Except as set forth in Schedule 4.12, each of the Companies possesses or has the ability to operate under all material Permits necessary for it to own its assets and operate the Purchased Business as currently conducted. All such Permits are in full force and effect. There are no lawsuits or other proceedings pending or, to the Knowledge of Sellers, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. To the Knowledge of Sellers, such Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution, delivery and consummation of the transactions contemplated hereby.
     Section 4.13 Insurance. Schedule 4.13 contains a summary description of all material policies of property, fire and casualty, product liability, workers’ compensation and other insurance held by or for the benefit of any of the Companies as of the date of this Agreement. Except as reflected on Schedule 4.13, there is no material claim by any Company pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under such policies have been paid, and the Companies have complied with the terms and conditions of such policies. All such insurance policies are in full force and effect. No notice of cancellation of, or indication of an intention not to renew, any such insurance policy has been received by Sellers other than in the ordinary course of business.
     Section 4.14 Labor Relations. None of the Companies (a) is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Sellers’ Affiliates who provide services to a Company, and, to the Knowledge of Sellers, there are no organizational campaigns, petitions or other unionization activities focusing on persons employed by Sellers’ Affiliates who provide services to a Company which seeks recognition of a collective bargaining unit, or (b) is subject to any strikes, material slowdowns or material work stoppages pending or, to the Knowledge of Sellers, threatened in writing between a Company and any group of the foregoing employees. Except as set forth on Schedule 4.14, none of the Companies (i) has any employees or (ii) maintains, contributes or is subject to any employee benefit or welfare plan of any nature, including but not limited to, plans subject to ERISA. All employment services to the Company immediately following the Closing will be rendered pursuant to the Omnibus Agreement,

     Section 4.15 Title to Properties and Related Matters.
          (a) Sellers have delivered or made available to Buyer copies of the deeds and other instruments by which any Company has acquired (or will acquire prior to the Closing), fee simple title to material real property included in the Company Assets, and all material real property records, all title insurance policies, opinions, abstracts and surveys in the possession of such Company and relating to such real property interests.
          (b) Schedule 4.15(b)(i) sets forth a list of all material real property owned in fee by any Company or its Subsidiaries, but does not include compressor sites, easements, rights of way and other similar real property interests which are not considered by the Sellers to be independently material. Except as set forth on Schedule 4.15(b)(ii), there are no outstanding options or rights of first refusal to purchase any of the fee owned real property reflected on Schedule 4.15(b)(i).
          (c) Except as reflected in Schedule 4.15(c)(i), the Companies have (i) good and defensible fee simple title to or valid leasehold interests in all of its real property and (ii) good and valid title to all of its personal property used in the ordinary conduct of the Purchased Business, except (x) for such defects in title as could not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Companies to conduct the Purchased Business and (y) for easements, rights of way and similar property use rights which are addressed in subsection (e) below. The real property and personal property owned by the Companies and used in the Purchased Business are subject to no Liens other than Permitted Liens. Schedule 4.15(c)(ii) includes a list of all real estate leases which involve the payment by the Companies of in excess of $250,000 in any calendar year or which if lost would have a material and adverse impact on the Companies’ ability to conduct the Purchased Business (“Material Real Estate Leases”). The Material Real Estate Leases are (i) in full force and effect (ii) represent the legal, valid and binding obligations of the Company that is a party thereto and, to the Knowledge of Sellers, represent the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. None of the Companies and, to the Knowledge of Sellers, no other party is in breach in any material respect of any Material Real Estate Lease.
          (d) Except as provided in Schedule 4.15(d), all of the plants, facilities and other tangible assets owned or leased by the Companies in the conduct of the Purchased Business are to the Knowledge of Sellers (i) structurally sound with no known defects (ii) in good operating condition and repair, subject to ordinary wear and tear, and (iii) not in need of maintenance or repair except for ordinary, routine maintenance and repair, except for such circumstances that could not reasonably be expected to have a material and adverse impact on the Companies and the Purchased Business.
          (e) The Companies have such easements, rights of way and other similar property use rights which are sufficient, in the aggregate, for the Companies to conduct the Purchased Business as currently conducted except for such defects that could not reasonably be expected to materially and adversely impact the conduct of the Purchased Business by the Companies. Buyer acknowledges that this Section 4.15(e) shall be deemed to be the only representation and warranty in the Agreement with respect to easements, rights of way and other similar property use rights held or used by the Companies.
          (f) After the Closing and except with respect to the Excluded Assets, the Companies will have record ownership or have beneficial ownership of the Company Assets, and the Company Assets constitute all of the assets used in connection with the Purchased Business and are adequate to conduct, in all material respects, the Purchased Business as currently conducted.
ARTICLE V
REPRESENTATIONS AND WARRANTIES RELATING TO BUYER
     Buyer hereby represents and warrants to Sellers as follows:
     Section 5.1 Organization of Buyer. Buyer is a limited partnership organized, validly existing and in good standing under the Laws of the State of Delaware.
     Section 5.2 Authorization; Enforceability. Buyer has all requisite partnership power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other partnership proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     Section 5.3 No Conflict. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer (assuming all required filings, consents, approvals authorizations and notices set forth in Schedule 5.3 (collectively, the “Buyer Approvals”) have been made, given or obtained) does not and shall not:
          (a) violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;
          (b) violate any Organizational Document of Buyer; or
          (c) (i) breach any material Contract, to which Buyer is a party or by which Buyer may be bound, (ii) result in the termination of any such material Contract, (iii) result in the creation of any Lien upon any of the properties or assets of Buyer or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien.
     Section 5.4 Litigation. There are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby, and there are no orders or unsatisfied judgments from any Governmental

Authority binding upon Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.
     Section 5.5 Brokers’ Fees. Except as reflected on Schedule 5.5 hereto, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Buyer.
     Section 5.6 Investment Representation. Buyer is purchasing the Purchased Interests for its own account with the present intention of holding the Purchased Interests for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Interests in violation of any federal or state securities Laws. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interests. Buyer acknowledges that the Purchased Interests have not been registered under applicable federal and state securities Laws and that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.
ARTICLE VI
COVENANTS
     Section 6.1 Conduct of Business. From the date of this Agreement through the Closing, except as set forth on Schedule 6.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) Sellers shall cause each of the Companies to (x) operate its business in the ordinary course and (y) use Reasonable Efforts to preserve intact its business and its relationships with customers, suppliers and others having business relationships with a Company and (b) Sellers shall not permit any of the Companies to:
          (i) amend its Organizational Documents;
          (ii) liquidate, dissolve, recapitalize or otherwise wind up its business;
          (iii) change its accounting methods, policies or practices, except as required by GAAP or applicable Laws;
          (iv) sell, assign, transfer, lease or otherwise dispose of any assets except (a) in the ordinary course of business, (b) pursuant to the terms of a Material Contract, (c) related party assignments and transfers for the purposes of documenting record and beneficial title in and to Company Assets in the Purchased Companies or their Subsidiaries or (d) transferring Excluded Assets out of the Purchased Companies or their Subsidiaries;
          (v) make any capital expenditure in excess of $1,000,000 other than capital expenditures reflected on Schedule 6.1(v) and other than reasonable capital expenditures in connection with any emergency or force majeure events affecting a Company;

          (vi) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person (other than in a Company or extensions of credit to customers in the ordinary course of business);
          (vii) incur any Indebtedness for Borrowed Money or issue or sell any equity interests, notes, bonds or other securities of a Company (except for intercompany loans from or to Sellers or their Affiliates in the ordinary course of business), or any option, warrant or right to acquire same;
          (viii) adopt any profit sharing, compensation, savings, insurance, pension, retirement or other benefit plan or otherwise hire any employees;
          (ix) enter into any Contract, except for Contracts entered into by a Company in the ordinary course of business;
          (x) create or assume any Lien, other than a Permitted Lien;
          (xi) terminate or close any facility, business or operation of any Company except in the ordinary course of business; or
          (xii) agree, whether in writing or otherwise, to do any of the foregoing.
     Section 6.2 Access. From the date hereof through the Closing, Sellers shall afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the Purchased Business, to the properties, books, contracts, records and appropriate officers and employees of Sellers’ Affiliates who provide services to the Companies, and shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of each Company as Buyer and such Representatives may reasonably request. Sellers shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Notwithstanding the foregoing, Buyer shall have no right of access to, and Sellers shall have no obligation to provide to Buyer, information relating to (a) any information the disclosure of which would jeopardize any privilege available to a Company, Sellers or any Sellers Affiliate relating to such information; or (b) any information the disclosure of which would result in a violation of Law.
     Section 6.3 Third-Party Approvals. Buyer and Sellers shall (and shall each cause their respective Affiliates to) use Reasonable Efforts to obtain all material consents and approvals of third parties that any of Buyer, Sellers or their respective Affiliates are required to obtain in order to consummate the transactions contemplated hereby.
     Section 6.4 Regulatory Filings. From the date of this Agreement until the Closing, each of Buyer and Sellers shall, and shall cause their respective Affiliates to (i) make or cause to be made the filings required of such party or any of its Affiliates under any Laws with respect to the transactions contemplated hereby and to pay any fees due of it in connection with such filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof, (ii) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings, (iii) use Reasonable

Efforts to cause the expiration of the notice or waiting periods under the HSR Act and any other Laws with respect to the transactions contemplated hereby as promptly as is reasonably practicable, (iv) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, (v) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings, (vi) comply, as promptly as is reasonably practicable, with any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (vii) use Reasonable Efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, and (viii) use Reasonable Efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging the transactions contemplated hereby as in violation of any Law. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting.
     Section 6.5 Company Guarantees.
          (a) A list of Company Guarantees is set forth in Schedule 6.5 hereto, and Sellers shall update such schedule as of the Closing Date. Buyer shall use its Reasonable Efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Sellers, on or before the Closing, valid and binding termination of Company Guarantees or releases of Sellers and their Affiliates (other than the Companies), as applicable, from any liability or obligation, whether arising before, on or after the Closing Date, under any Company Guarantees in effect as of the Closing, including by providing substitute guarantees with terms that are as favorable to the counterparty as the terms of the applicable Company Guarantees and by furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. If any Company Guarantee has not been released as of the Closing Date, then Buyer shall continue to use its Reasonable Efforts after the Closing to cause each such unreleased Company Guarantee to be released promptly. Buyer shall indemnify and hold harmless Sellers and their Affiliates from and after the Closing for any Losses arising out of or relating to any Company Guarantees.
          (b) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time after 90 days following the Closing Date, Sellers and their Affiliates may, in their sole discretion, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Guarantees.
     Section 6.6 Indebtedness for Borrowed Money. Other than the payment by Buyer of indebtedness of the Purchased Companies as provided in Section 2.2(b), at the Closing, (i) Sellers shall cause the Companies to distribute to Sellers any remaining Indebtedness for Borrowed Money due to the Companies from Sellers or their Affiliates (other than the Companies) and (ii) Sellers shall cancel and contribute to the capital of the applicable Company (or, as applicable, cause its Affiliates to cancel) any Indebtedness for Borrowed Money due from the Companies to Sellers or their Affiliates (other than the Companies), in each case including interest and other amounts accrued thereon or due in respect thereof.
     Section 6.7 Update Information. At any time prior to the Closing, Sellers may supplement in writing any information furnished on the Disclosure Schedules to reflect post-signing developments and matters (which if not included on a Disclosure Schedule would constitute a breach of this Agreement by Sellers) by furnishing such supplemented information to Buyer pursuant to the notice provisions hereof. If (i) Sellers so furnish supplemental information, (ii) the absence of such information would have resulted in a breach of any representation or warranty under this Agreement and (iii) the Closing occurs, then such information shall be deemed to amend this Agreement and the Disclosure Schedules for all purposes hereunder, provided if such supplemental disclosure would result in Losses to the Companies in excess of $5,000,000 in the aggregate then Buyer may elect, by written notice to Sellers, to terminate this Agreement.
     Section 6.8 Books and Records. From and after the Closing, Buyer shall preserve and keep a copy of all books and records (other than Tax Records which are addressed in Article VII) relating to the business or operations of the Companies on or before the Closing Date in Buyer’s possession for a period of at least seven years after the Closing Date. After such seven-year period, before Buyer shall dispose of any such books and records, Buyer shall give Sellers at least ninety (90) days prior notice to such effect, and Sellers shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as Sellers may select. Buyer shall provide to Sellers, at no cost or expense to Sellers, reasonable access during business hours to such books and records as remain in Buyer’s possession and reasonable access during business hours to the properties and employees of Buyer and the Companies in connection with matters relating to the business or operations of the Companies on or before the Closing Date and any disputes relating to this Agreement.
     Section 6.9 Permits. Sellers and Buyer shall cooperate to provide all notices and otherwise take all actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the transactions contemplated hereby.
     Section 6.10 Hedges.
          (a) Sellers shall use Reasonable Efforts to cause all hedge agreements and arrangements existing at the Closing and associated with the Companies and the Purchased Business, including hedge agreements and arrangements which are held by or in the name of Seller or its Affiliates (other than the Companies) and are attributable to the Companies and the Purchased Business (the “Business Hedges”) to be transferred to and held by the Companies as of the Closing Date. Schedule 6.10 includes a listing of the Business Hedges as of the date hereof. To the extent that Sellers or their Affiliates (other than the Companies) incur any costs in breaking, terminating, substituting or transferring hedge agreements or arrangements in connection with the foregoing covenant (“Hedge Transfer Breakup Costs”) then Sellers will bear such Hedge Transfer Breakup Costs.

          (b) In the event that Sellers are unable to or otherwise elect not to effect a transfer to the Companies of any Business Hedges, then Sellers will continue to hold and maintain such retained Business Hedges for the benefit of the Companies and the Purchased Companies and the Buyer and Sellers will make true-up payments on a calendar quarter basis following the Closing as necessary to provide to Buyer the economic impact (whether positive or negative) of any such Business Hedges held by Sellers. To the extent the retained Business Hedges have a positive economic impact through the applicable calendar quarter then Sellers will make a corresponding cash true-up payment to Buyer and to the extent the retained Business Hedges have a negative economic impact through the applicable calendar quarter then Buyer will make a corresponding cash true up payment to Sellers. Such true-up payments will be made within twenty (20) days following the end of each calendar quarter.
     Section 6.11 Title Commitments and Title Policies.
          (a) Sellers have delivered or caused to be delivered to Buyer current, binding title commitments for owners’ title policies issued by Title Company covering each of the real properties described on Schedule 6.11(a) (the “Title Commitments”), which Title Commitments reflect a Company as the proposed insured.
          (b) At the Closing, or as promptly as is reasonably practicable, Sellers shall request that the Title Company issue to Buyer one or more owner’s title insurance policies in accordance with the Title Commitments, together with any customary endorsements thereto requested by Buyer, and subject only to Permitted Liens and defects in title that would not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Companies to conduct the Purchased Business (the “Title Policies”).
          (c) All title insurance premiums, charges and costs for the title commitments and title policies with respect to the real property interests reflected on Schedule 4.15(b)(i) will be paid 50% by Sellers and 50% by Buyer.
     Section 6.12 Insurance Proceeds.
          (a) Sellers shall be entitled to receive and retain any and all amounts paid to Sellers or their Affiliate insureds in respect of any business interruption, and/or contingent business interruption claim(s) relating to the Companies or the Purchased Business in the event the entire period of business interruption occurred on or prior to the Effective Time. In the event the period of business interruption includes periods prior to and after the Effective Time: (i) Sellers shall assume any associated waiting period days and be entitled to receive and retain the business interruption proceeds (the “BI Proceeds”) attributable to the period prior to the Effective Time and (ii) Buyer shall assume any associated waiting period days and be entitled to receive and retain the BI Proceeds attributable to the period after the Effective Time.
          (b) To the extent that Sellers have made payments to repair property damage of Company Assets prior to the Effective Time, Sellers shall be entitled to receive and retain any and all amounts paid to Sellers or their Affiliate insureds in respect of such property damage whether received prior to, on or after the Effective Time. To the extent that Buyer or the Companies make payments after the Effective Time to repair property damage of Company

Assets which occurred prior to the Effective Time, Buyer shall be entitled to receive and Sellers will cause to be paid to Buyer any and all amounts paid to Sellers or other Affiliate insureds in respect of such property damage.
     Section 6.13 Versado Gas Processors LLC. Sellers agree to use Reasonable Efforts following the date hereof to cause TMS to resign as the operator of Versado Gas Processors LLC (“Versado”) and for an Affiliate of the Sellers to be named as the successor operator. In the event that Sellers are unable to cause the members of Versado to consent to an Affiliate of Sellers becoming the successor operator of Versado prior to the Closing Date, then Sellers will cause an Affiliate of Sellers to enter into a services contract with TMS pursuant to which such Seller Affiliate shall perform all of the obligations of TMS as operator of Versado and receive the operator compensation without cost or expense to TMS.
ARTICLE VII
TAX MATTERS
     Section 7.1 Tax Returns.
          (a) Through the Closing, Sellers shall cause each of the Companies to continue their current tax treatment as (a) partnerships or (b) entities that are disregarded as separate from their owner for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1), and the operations of each of the Companies through the close of business on the actual Closing Date as determined without regard to the final clause of Section 2.3(a) which provides for the Effective Time (the “Effective Tax Time”) shall be reflected on the federal income Tax Return of its owners. The income of the Companies will be apportioned to the period up to and including the Effective Tax Time, and the period after the Effective Tax Time by closing the books of the Companies as of the Effective Tax Time except as otherwise provided below in Section 7.1(c).
          (b) With respect to any Tax Return of a Company covering a taxable period ending on or before the Effective Tax Time that is required to be filed after the Effective Tax Time, Sellers shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Not later than fifteen (15) days prior to the due date of each such Tax Return, Sellers shall deliver a copy of such Tax Return to Buyer together with a statement of the difference, if any, of the amount of Tax shown due on such Tax Return over the amount set up as a liability for such Tax (for the period through the Effective Tax Time) in the Effective Time Working Capital. Sellers shall make all reasonable changes to such Tax Return requested by Buyer not later than ten (10) days prior to the due date of such Tax Return. If the Tax shown on the Tax Return exceeds the amount set up as a liability for the Tax (for the period through the Effective Tax Time) in the Effective Time Working Capital, not later than the due date of such Tax Return, Sellers shall pay to Buyer the amount of such excess. If the amount set up as a liability for the Tax (for the period through the Effective Tax Time) in the Effective Time Working Capital exceeds the Tax shown on the Tax Return, not later than the due date of such Tax Return, Buyer shall pay to Sellers the amount of such excess. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.

          (c) With respect to any Tax Return of a Company covering a taxable period beginning on or before the Effective Tax Time and ending after the Effective Tax Time that is required to be filed after the Effective Tax Time, Buyer shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Buyer shall determine (by an interim closing of the books as of the Effective Tax Time except for ad valorem Taxes and franchise taxes based solely on capital which shall be prorated on a daily basis) the Tax which would have been due with respect to the period covered by such Tax Return if such taxable period ended on the Effective Tax Time (the “Pre-Closing Tax”). For this purpose, any franchise Tax paid or payable with respect to a Company shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, and not to the taxable period for which payment of the Tax provides the right to engage in business. Not later than fifteen (15) days prior to the due date of each such Tax Return, Buyer shall deliver a copy of such Tax Return to Sellers for their review. Buyer shall make all reasonable changes to such Tax Return requested by Sellers not later than ten (10) days prior to the due date of such Tax Return. Not later than the due date of the Tax Return, either (i) Sellers shall pay to Buyer the excess, if any, of the Pre-Closing Tax over the amount set up as a liability for the Pre-Closing Tax in the Effective Time Working Capital, or (ii) Buyer shall pay to Sellers the excess, if any, of the amount set up as a liability for the Pre-Closing Tax in the Effective Time Working Capital over the Pre-Closing Tax. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.
          (d) Any Tax Return prepared pursuant to the provisions of this Section 7.1 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except as otherwise required by Law or fact. Any dispute arising pursuant to the provisions of Section 7.1(b) or Section 7.1(c) shall be resolved pursuant to procedures comparable to the procedures applicable under Section 2.4(a).
          (e) Buyer and Sellers shall cooperate fully, and Buyer shall cause each of the Companies to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 7.1 (and Section 7.6), requests for the provision of any information or documentation within the knowledge or possession of the other Party as reasonably necessary to facilitate compliance with financial reporting obligations arising under FASB Statement No. 109 (including without limitation, compliance with Financial Accounting Standards Board Interpretation No. 48), and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes. Such cooperation shall include access to, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Sellers will, and Buyer will cause the Companies to, (i) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Effective Tax Time until the later of six (6) years after the Effective Tax Time or the expiration of the applicable statute of limitations of the respective taxable periods (including any extensions thereof), and to abide by all record retention agreements entered into with any Tax Authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Sellers, as the case may be, shall allow the other party to take possession of such books and records. Buyer and

Sellers each agree, upon request, to use Reasonable Efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.
     Section 7.2 Transfer Taxes. Buyer shall be responsible for and indemnify Sellers for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the purchase of the Companies.
     Section 7.3 Tax Indemnity.
          (a) Sellers shall be jointly and severally liable for, shall pay and shall protect, defend, indemnify and hold harmless Buyer and the Companies from (i) any breach of the representations and warranties contained in Section 4.9 and (ii) any and all Taxes in excess of any liability for Taxes (for the period through the Effective Tax Time) reflected in the Effective Time Working Capital which relate to or result from the income, business, property or operations of the Companies prior to the Effective Tax Time. The representations and warranties contained in Section 4.9 shall survive the Closing until six months after expiration of the applicable statute of limitations. Buyer shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Sellers from any and all Taxes, together with costs and expenses with respect thereto, which relate to or result from the income, business, property or operations of the Companies after the Effective Tax Time.
          (b) If any claim (an “Indemnified Tax Claim”) is made by any Tax Authority that, if successful, would result in indemnification of any Party (the “Tax Indemnified Party”) by another Party (the “Tax Indemnifying Party”) under this Section 7.3, the Tax Indemnified Party shall promptly, but in no event later than the earlier of (i) forty-five (45) days after receipt of notice from the Tax Authority of such claim or (ii) fifteen (15) days prior to the date required for the filing of any protest of such claim, notify the Tax Indemnifying Party in writing of such fact, including a description in reasonable detail of the nature of the Indemnified Tax Claim, and a copy of all papers received with respect to such claim (if any).
          (c) The Tax Indemnifying Party shall control all decisions with respect to any Tax Proceeding involving an Indemnified Tax Claim and the Tax Indemnified Party shall take such action (including settlement with respect to such Tax Proceeding or the prosecution of such Tax Proceeding to a determination in a court or other tribunal of initial or appellate jurisdiction) in connection with a Tax Proceeding involving an Indemnified Tax Claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney; provided that (i) if within thirty (30) days after the notice required by Section 7.3(b) has been delivered (or such earlier date that any payment of Taxes with respect to such claim is due but in no event sooner than five days after the Tax Indemnifying Party’s receipt of such notice), the Tax Indemnifying Party requests that such claim be contested, and (ii) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of an Indemnified Tax Claim for at least thirty (30) days (or such shorter period as may be required by applicable law) after the giving of the notice required by Section 7.3(b) with respect to such claim, shall give to the Tax

Indemnifying Party any information requested related to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in order to contest effectively any such claim. Notwithstanding anything in this Section 7.3 to the contrary, (i) the Tax Indemnifying Party shall not, without the written consent of the Tax Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any compromise or settlement regarding an Indemnified Tax Claim that will effect taxable periods ending after the Effective Tax Time or that involves issues that recur for taxable periods ending after the Effective Tax Time, (ii) the Tax Indemnified Party may participate in, but not control (subject to clause “(iii)” below), any defense or settlement of any Indemnified Tax Claim controlled by the Indemnifying Party pursuant to this Section 7.3, and the Tax Indemnified Party shall bear its own costs and expenses with respect to such participation, and (iii) if the Tax Indemnifying Party fails to take action to timely defend an Indemnified Tax Claim, then the Tax Indemnified Party shall have the exclusive right to defend, and be reimbursed by the Tax Indemnifying Party for its reasonable cost and expense, in regard to the Indemnified Tax Claim with counsel selected by the Tax Indemnified Party, in which case the Tax Indemnified Party shall have full control of such defense and proceedings; provided, however, that the Tax Indemnified Party may not enter into any compromise or settlement of such Indemnified Tax Claim if indemnification is to be sought hereunder, without the Tax Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).
     Section 7.4 Scope. Notwithstanding anything to the contrary herein, this Article VII shall be the exclusive remedy for any claims relating to Taxes (including any claims relating to representations respecting Tax matters including Section 4.9). The rights under this Article VII shall survive the Closing until thirty (30) days after the expiration of the statute of limitations (including extensions) applicable to such Tax matter. No claim may be made or brought by any Party hereto after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.
     Section 7.5 Tax Refunds. In the event that Buyer receives any refund of Taxes from a taxing jurisdiction or a reimbursement of Taxes from a third-party with respect to any Pre-Closing Taxable Period, such amounts shall belong to Sellers and shall be forwarded by Buyer to Sellers within ten days of receipt.
     Section 7.6 Allocation of Purchase Price. Buyer and Seller agree that (i) the aggregate Purchase Price will be allocated among the Purchased Assets in accordance with Code Section 1060 and the regulations thereto, (ii) they will cooperate to timely and promptly prepare and mutually agree on such allocation, (iii) they will file all Tax Returns and related forms (including Internal Revenue Service Form 8594) in accordance with such allocation, and (iv) they will not make any inconsistent statement or take any inconsistent position on any Tax Returns, in any refund claim or during the course of any examination of a Tax Return by any Tax Authority. Each party will notify the other party if it receives notice that a Tax Authority proposes any allocation that is different from the allocation as agreed by them.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS
     Section 8.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:
          (a) Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;
          (b) Each of the representations and warranties of Sellers contained in this Agreement (other than those contained in Section 3.2 and Section 3.6, which shall be true and correct in all respects) shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material”, “material adverse effect” or “Material Adverse Effect”;
          (c) Sellers shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by it at or before the Closing;
          (d) Sellers shall have delivered to Buyer a certificate, dated as of the Closing Date, certifying that the conditions specified in Sections 8.1(b) and 8.1(c) have been fulfilled;
          (e) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a Governmental Authority shall have been instituted or threatened challenging or seeking to restrain or prohibit the transactions contemplated hereby or to recover damages in connection therewith;
          (f) Buyer and Affiliates of Sellers shall have entered into an amendment to the Omnibus Agreement to allow the Purchased Business to be covered by the Omnibus Agreement following the Closing;
          (g) Buyer shall have received a true and complete copy, certified by the secretary of each of the applicable Sellers, of resolutions duly and validly adopted by the board of directors or other governing body of such Seller, evidencing their authorization of the execution and delivery of this Agreement and the consummation of transactions contemplated hereby;
          (h) the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or have been terminated;

          (i) Sellers shall have delivered to Buyer all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(b);
          (j) Buyer shall not have provided notice to Sellers that Buyer is contemplating a material acquisition transaction or business combination and the Board of Directors of Targa Resources GP LLC, the general partner of Buyer, has determined that, in light of such pending material transaction, Buyer cannot proceed with consummation of the transactions contemplated hereby;
          (k) Sellers shall have delivered the Audited Financial Statements and such Audited Financial Statements shall not reflect any material negative variances in assets or liabilities taken in the aggregate, or in cash flows or results of operations from such items reflected in the unaudited financial statements for the Purchased Business delivered by Sellers to Buyer prior to the execution of this Agreement; and
          (l) Buyer shall have received lien releases or pay-off letters with respect to all Liens on the Company Assets securing Indebtedness for Borrowed Money.
     Section 8.2 Conditions to the Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Sellers:
          (a) Sellers Approvals shall have been duly made, given or obtained and shall be in full force and effect;
          (b) Each of the representations and warranties of Buyer contained in this Agreement (other than those contained in Section 5.2, which shall be true and correct in all respects) shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material” or “material adverse effect;”
          (c) Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing;
          (d) Buyer shall have delivered to Sellers a certificate, dated as of the Closing Date, certifying that the conditions specified in Section 8.2(b) and (c) have been fulfilled;
          (e) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened challenging or seeking to restrain or prohibit the consummation of the transactions contemplated hereby or to recover damages in connection therewith;

          (f) Buyer shall have delivered to Sellers all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(c);
          (g) Sellers shall have received a true and complete copy, certified by the secretary of the General Partner, of resolutions duly and validly adopted by the board of directors of the General Partner, evidencing authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;
          (h) Buyer and Affiliates of Sellers shall have entered into an amendment to the Omnibus Agreement to allow the Purchased Business to be covered by the Omnibus Agreement following the Closing;
          (i) The waiting period applicable to the consummation of the transaction contemplated hereby under the HSR Act shall have expired or have been terminated; and
          (j) There shall not have been any circumstances, events or occurrences between the date hereof and the Effective Time (if the Effective Time is a date other than April 1, 2010) which have caused the Effective Time Working Capital to be not sufficient as contemplated in Section 2.4 hereof by an amount in excess of $5,000,000.
ARTICLE IX
INDEMNIFICATION
     Section 9.1 Survival.
          (a) The representations and warranties of the Parties contained in this Agreement and all covenants contained in this Agreement that are to be performed prior to the Closing will survive the Closing for 12 months following the Closing; provided, however, that (i) the Fundamental Representations and Warranties shall survive for the applicable statute of limitations, (ii) the representations and warranties set forth in Section 4.9 (Taxes) shall survive as set forth in Article VII and (iii) the representation and warranty in Section 4.10 (Environmental Matters) shall not survive the Closing. Except as expressly set forth in Section 9.1(b) below, no Party shall have any liability for indemnification claims made under this Article IX with respect to any such representation, warranty or pre-Closing covenant unless a Claim Notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or pre-Closing covenant. If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or pre-Closing covenant or claim, then the applicable representation, warranty or pre-Closing covenant shall survive as to such claim, until such claim has been finally resolved.
          (b) Sellers shall have no liability for indemnification claims under Section 9.2(a)(ii) unless the appropriate written notice as referenced in the definition of “Pre-Closing Environmental Matter” is provided by Buyer to Sellers on or prior to the second anniversary of the Closing. If such notice has been given in accordance with this Agreement prior to the second anniversary of the Closing, then Sellers will have an indemnification obligation with respect to the Pre-Closing Environmental Matters specifically described in such notice and such indemnification obligation shall survive and continue as to such matter after the second anniversary of the Closing.
          (c) All covenants and agreements of the parties contained in this Agreement to be performed after the Closing, will survive the Closing in accordance with their terms.
          (d) The representations and warranties of Sellers will not be affected or reduced as a result of any investigation or Knowledge of Buyer.
          (e) For purposes of clarity, the limitations set forth in Section 9.4(a),(b) and (c) do not apply to indemnification claims for Pre-Closing Environmental Liabilities made under Section 9.2(a)(ii) or for the Defense Actions made under Section 9.2(a)(iii) or for Losses arising from the Versado Operatorship made under Section 9.2(a)(iv).
     Section 9.2 Indemnification.
          (a) Subject to Article VII relating to Taxes and the provisions of this Article IX, from and after the Closing, Sellers shall jointly and severally indemnify and hold harmless Buyer, Buyer’s Affiliates and their respective Representatives (the “Buyer Indemnified Parties”) from and against (i) all Losses that Buyer Indemnified Parties incur arising from any breach of any representation, warranty or covenant of Sellers in this Agreement, (ii) Pre-Closing Environmental Liabilities, (iii) the Defense Actions and (iv) all Losses that Buyer Indemnified Partners incur arising from the Versado Operatorship.
          (b) Subject to Article VII relating to Taxes and the provisions of this Article IX, from and after the Closing, Buyer shall indemnify and hold harmless Sellers and their Affiliates and their respective Representatives (the “Sellers Indemnified Parties”) from and against all Losses that Sellers Indemnified Parties incur arising from or out of (i) the business and operations of the Companies (whether relating to periods prior to or after the Effective Time) to the extent such Losses are not matters for which Sellers have an indemnification obligation under the provisions of Section 9.2(a) or (ii) any breach of any representation, warranty or covenant of Buyer in this Agreement.
          (c) Notwithstanding anything to the contrary herein, the Parties shall have a duty to use Reasonable Efforts to mitigate any Loss arising out of or relating to this Agreement or the transactions contemplated hereby.
          (d) Notwithstanding anything in this Article IX to the contrary, all Losses relating to Taxes which are the subject of Article VII shall only be subject to indemnification under Section 7.3.
     Section 9.3 Indemnification Procedures. Claims for indemnification under this Agreement (other than claims involving a Tax Proceeding or a breach of Section 4.9, the procedures for which are set forth in Article VII) shall be asserted and resolved as follows:
          (a) Any Buyer Indemnified Party or Sellers Indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third-Party Claim”) in respect of any matter that is subject to indemnification under Section 9.2 shall promptly (i) notify the other Party (the “Indemnifying Party”) of the Third-Party Claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third-Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third-Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.
          (b) The Indemnifying Party shall have the right to defend the Indemnified Party against such Third-Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third-Party Claim, then the Indemnifying Party shall have the right to defend such Third-Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, however, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third-Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 9.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.
          (c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third-Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third-Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third-Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

          (d) Subject to the other provisions of this Article IX, a claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the Party from whom indemnification is sought.
          (e) In the event an Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article IX, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.
          (f) Notwithstanding anything to the contrary in this Section 9.3, the indemnification procedures set forth in Article VII shall control any indemnities relating to Taxes.
     Section 9.4 Additional Agreements Regarding Indemnification. Notwithstanding anything to the contrary herein (and excluding matters covered by Article VII):
          (a) a breach of any representation, warranty or pre-Closing covenant (other than with respect to a breach of the Fundamental Representations and Warranties) of Sellers in this Agreement in connection with any single item or group of related items that results in Losses of less than $250,000 shall be deemed, for all purposes of this Article IX not to be a breach of such representation, warranty or pre-Closing covenant;
          (b) Sellers shall have no liability arising out of or relating to Section 9.2(a)(i) for breaches of representations or warranties (other than with respect to a breach of the Fundamental Representations and Warranties) except if the aggregate Losses actually incurred by Buyer Indemnified Parties thereunder exceed $6,300,000 (and then, subject to Section 9.4(c), only to the extent such aggregate Losses exceed such amount);
          (c) in no event shall Sellers’ aggregate liability arising out of or relating to Section 9.2(a)(i) for breaches of representations, warranties or pre-Closing covenants (other than with respect to a breach of the Fundamental Representations and Warranties) exceed $46,200,000;
          (d) The amount of any Loss for which a Buyer Indemnified Party claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds actually recovered with respect to such Loss; (ii) any Tax Benefits with respect to such Loss and (iii) indemnification or reimbursement payments actually recovered from third parties with respect to such Loss;
          (e) For purposes of determining whether there has been a breach or inaccuracy of a representation or warranty by a party in connection with the assertion of a claim for indemnification under Article IX, or determining the amount of a Loss, with respect to any asserted breach or inaccuracy, such determination shall be made without regard to any qualifier as to “material,” “materiality” or Material Adverse Effect expressly contained in Article III or IV.

     Section 9.5 Waiver of Other Representations.
          (a) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLERS OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED INTERESTS, THE COMPANIES, THEIR ASSETS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLERS MAKE NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANIES.
          (b) The representations and warranties contained in Section 4.10 shall be the exclusive representations and warranties with regard to Environmental Laws and related matters.
     Section 9.6 Purchase Price Adjustment. The Parties agree to treat all payments made pursuant to this Article IX as adjustments to the Purchase Price for Tax purposes.
     Section 9.7 Exclusive Remedy.
          (a) Notwithstanding anything to the contrary herein (i) except as provided in Sections 2.1, 2.2, and 2.3 (as to all of which Buyer shall be entitled to specific performance and Sellers shall be entitled to damages without regard to the limitations provided in Section 9.7(b) below), (ii) except as provided in Sections 6.5, 7.2, 7.3, 9.2 or 10.2, and (iii) other than with respect to any claim for fraud, no Party shall have any liability, and no Party shall make any claim, for any Loss or other matter (and Buyer and Sellers hereby waive any right of contribution against the other and their respective Affiliates), under, arising out of or relating to this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise.
          (b) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT THIS SECTION 9.7(b) SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVERY UNDER ARTICLE VII OR ARTICLE IX FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER ARTICLES VII OR IX.

ARTICLE X
TERMINATION
     Section 10.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:
          (a) by the mutual consent of Buyer and Sellers as evidenced in writing signed by each of Buyer and Sellers;
          (b) by Buyer, if there has been a material breach by Sellers of any representation, warranty or covenant contained in this Agreement which will or has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Sellers within thirty (30) days after written notice thereof from Buyer;
          (c) by Sellers, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement which will or has prevented the satisfaction of any condition to the obligations of Sellers at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after written notice thereof from Sellers;
          (d) by either Buyer or Sellers if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; or
          (e) by either Buyer or Sellers, if the Closing has not occurred on or before June 30, 2010 or such later date as the Parties may agree upon.
     Section 10.2 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; provided, however, that if this Agreement is validly terminated by a Party as a result of an intentional, material breach of this Agreement by the non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity. The provisions of Sections 11.2 and 11.4 hereof shall survive any termination of this Agreement.
ARTICLE XI
MISCELLANEOUS
     Section 11.1 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested or (iii) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(a)	If to Buyer, to:

Targa Resources Partners LP c/o Targa Resources GP LLC 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: Joe Bob Perkins, President Telecopy: 713-584-1110

with copies to:

Targa Resources Partners LP c/o Targa Resources GP LLC 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: General Counsel Telecopy: 713-584-1110

(b)	If to Sellers, to such Seller:

c/o Targa Midstream Holdings LLC 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: Rene R. Joyce, Chief Executive Officer Telecopy: 713-584-1110

with copies to:

Targa Resources, Inc. 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Attention: General Counsel Telecopy: 713-584-1110
or to such other address or addresses as the Parties may from time to time designate in writing.
     Section 11.2 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party, provided, however, nothing herein shall restrict Buyer from transferring its rights and obligations hereunder to one or more Affiliates of Buyer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Buyer acknowledges that Sellers, between the date hereof and the Closing, may transfer the Purchased Interests to various Affiliates of Sellers and agrees that the obligations of and rights in favor of Sellers hereunder may be assigned to such Affiliates of Sellers whereupon such Affiliates will become a “Seller” under this Agreement; provided that TMH, Targa LP Inc. and Permian GP, as the case may be, shall continue to be responsible for such Seller’s obligations under this Agreement notwithstanding such transfer.

     Section 11.3 Rights of Third-Parties. Except for the provisions of Section 9.2 which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.
     Section 11.4 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.
     Section 11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.
     Section 11.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement) constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.
     Section 11.7 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Sellers, in and of itself, that such information is material to or outside the ordinary course of the business of the Companies or required to be disclosed on the Disclosure Schedules.
     Section 11.8 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.
     Section 11.9 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall be subject to the prior consent of Buyer and Sellers, which consent shall not be unreasonably withheld, conditioned or delayed by any Party; provided, however, that nothing herein shall prevent a Party from publishing such press releases or other public communications as such Party may consider necessary in order to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party as is reasonable under the circumstances.

     Section 11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.
     Section 11.11 Governing Law; Jurisdiction.
          (a) This Agreement shall be governed and construed in accordance with the Laws of the State of Texas without regard to the Laws that might be applicable under conflicts of laws principles.
          (b) The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Houston, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Houston, Texas with respect to any matter under this Agreement shall be binding.
          (c) To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 11.11(b).
          (d) THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

     Section 11.12 Further Assurances.
          (a) Buyer acknowledges that in some instances only beneficial ownership to the Company Assets will have been transferred to the Companies at the Closing and record title may be transferred to Buyer or the Companies following the Closing. Sellers are in the process of causing such record title to be transferred into the Companies and Sellers agree from and after the Closing to cause their Affiliates to execute and deliver to Buyer all such further instruments as may be reasonably necessary or appropriate in order to cause record title to the Company Assets to be assigned, transferred and conveyed to the Companies and otherwise to carry out the provisions of this Agreement. In the event that Seller is unable to transfer record title to a Company Asset to the Companies or Buyer, then Seller agrees to hold and maintain such record title for the benefit of Buyer and the Companies, as the case may be.
          (b) Buyer agrees that if and to the extent Buyer or any of the Companies receive payments following the Closing which relate to the Excluded Assets or otherwise belonging to Sellers or its Affiliates (other than the Companies), Buyer will cause the Companies to remit such payments promptly to Sellers.
     Section 11.13 Action by Buyer. With respect to any action, notice, consent, approval or waiver that is required to be taken or given or that may be taken or given by Buyer prior to or after the Closing Date, such action, notice, consent, approval or waiver shall be taken or given by the Conflicts Committee on behalf of Buyer.
[Signature page follows]

     IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

SELLERS: TARGA MIDSTREAM HOLDINGS LLC
By:	/s/ Rene R. Joyce
	Name:	Rene R. Joyce
	Title:	Chief Executive Officer

TARGA LP INC.
By:	/s/ Rene R. Joyce
	Name:	Rene R. Joyce
	Title:	Chief Executive Officer

TARGA PERMIAN GP LLC
By:	/s/ Rene R. Joyce
	Name:	Rene R. Joyce
	Title:	Chief Executive Officer

BUYER: TARGA RESOURCES PARTNERS LP
By:	Targa Resources GP LLC, its general partner

By:	/s/ Joe Bob Perkins
	Name:	Joe Bob Perkins
	Title:	President

Signature Page to Purchase and Sale Agreement